

JOINT VENTURES
FOR COMMUNITY DEVELOPMENT



Social Investment Holdings has entered into joint venture agreements with companies that are comprised of minority businesses and like-minded companies, that have services and/or expertise that **the company** believes will positively impact minority communities.

If Social Investment Holdings is successful with raising the needed funds during its current Regulation A+ Tier 2 IPO, the company intends to finalize, create and fund joint ventures with the following partners:

JOINT VENTURE FOR COMMUNITY DEVELOPMENT

OUR MISSION:

"Utilizing Business Strategies for Social Change"

We believe a business model that creates partnerships based on this Mission and demonstrates a willingness to partner with experts in its field, allows the Company to have a broader impact and a more diverse and expansive foot print. Utilizing this concept, the Company will create and capitalize joint ventures comprised of the Company, and companies or individuals, who have the resources or intellectual property that could contribute to revenue, once the needed funds are provided. The Company will also invest capital to assist in the retention of small businesses, through employee ownership structures.

OUR VISION:

"Creating safe, economically thriving communities that will view the world as a place of equal opportunity and endless possibilities"

These broad-based ownership opportunities, coupled with examples of highly visible social impact activities, could serve as a catalyst for retaining jobs, building better community relations and providing the maximum opportunity to maintain and expand small businesses in and around neighborhoods. Especially neighborhoods that suffer from a dearth of economic opportunities.

The Company has entered into joint ventures with the following companies that are comprised of both minority business partnerships and partnerships with like-minded companies that have services and/or expertise the Company believes will positively impact minority communities:

Sovereign Asset Management:

SOVEREIGN Investment Group

Sovereign Asset Management (PTY) Limited was established over eleven (11) years ago. Sovereign Asset Management (SAM) provides value-based investment management. It has won two (2) consecutive mandates from Government Institution Pension Fund (GIPF), the largest pension fund in Namibia. Total asset under management that are all invested on the Johannesburg Stock Exchange is R1.8Bn. Sovereign Group (http://sovereign.com.na) has 55% stake in SAM.

LandAmerica Holdings & Investments Group:

LHIG

LandAmerica Holdings & Investments Group (LHIG) and related companies are land development, general contracting and construction management firms. As a real estate developer, we offer our clients a full turn-key project development experience from conception through construction and sales. We provide the following services either directly or through our third-party partners and affiliates: real estate project finance, architecture and design, surveying and engineering, construction and construction management, real estate leasing and sales.

LLBurge & Associates:

LLBurge & Associates (LBA) is a service-disabled veteran owned business (SD/VOSB) serving federal, state, and private organizations and small businesses as an experienced advisor and consultant, project and contract manager, assisting in human resources, software development, cyber security, engineering consulting, training, procurement per FAR and DFAR, business development, advanced cost analysis, proposal development and project estimation.

Fedwel, LLC:

Fedwel
Your Ideal Food Source

Fedwel, LLC is part of the award-winning Chef Johnny Rivers business empire which includes two restaurant concepts, contracts for foodservice at hotels, airports, sports arenas and an ever-growing catering operation. He has elevated the flavors of barbecue at his Johnny Rivers Smokehouse where a unique slow-smoking process and creative sauces have helped launch the Johnny Rivers Smokehouse Express concept in food courts.